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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. __ )(1)

                         FABRI-CENTERS OF AMERICA, INC.
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                                (Name of issuer)


                    Class A Common Shares, without par value
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                         (Title of class of securities)


                                   302846 20 9
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                                 (CUSIP number)


Alan Rosskamm, Fabri-Centers of America, Inc., 5555 Darrow Road, Hudson, Ohio 44236 (216) 656-2600
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 21, 1996
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             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of __ Pages)



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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                                                                                                       SCHEDULE 13D
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CUSIP No.  302846 20 9                                         13D            Page      2    of    6      Pages
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
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Mrs. Betty Rosskamm
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                             (a) |_|

                                                                                                                        (b) |_|
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3          SEC USE ONLY


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4          SOURCE OF FUNDS

           PF,00*
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                                        | |

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                              7          SOLE VOTING POWER
       NUMBER OF                                                                         785,813**
         SHARES             -------------------------------------------------------------------------------------------------------
     BENEFICIALLY             8          SHARED VOTING POWER
        OWNED BY
          EACH              -------------------------------------------------------------------------------------------------------
       REPORTING              9          SOLE DISPOSITIVE POWER
      PERSON WITH                                                                        785,813**
                            -------------------------------------------------------------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           785,813**
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        |X|
           Mrs. Rosskamm disclaims beneficial ownership as to 2,830 Class A
           Common Shares held on behalf of Martin Rosskamm through the Fabri-
           Centers of America, Inc. Employees' Savings and Profit-Sharing Plan.
           These shares are not included in the number of shares reported in
           Items 7-11 above or reflected in Item 13 below.

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%
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14         TYPE OF REPORTING PERSON

           IN
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



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  * Of the Class A Common Shares reported, 534,128 are beneficially owned by
Mrs. Rosskamm by virtue of her status as executor of her husband's estate. Prior to becoming executor of her husband's estate, Mrs. Rosskamm had disclaimed beneficial ownership of these shares. The majority of additional Class A Common Shares reported by this Schedule as beneficially owned by Mrs. Rosskamm were acquired over a number of years and were generally purchased using personal funds.

  ** Includes 4,846 and 244 Class A Common Shares held, respectively, through the company stock and PAYSOP funds of the Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan as of March 31, 1996, with regard to which Mrs. Rosskamm has sole voting and dispositive control. Mrs. Rosskamm has no voting or dispositive control over the 2,541 and 289 Class A Common Shares held, respectively, through the company stock and PAYSOP funds of such plan on behalf of Martin Rosskamm and Mrs. Rosskamm disclaims beneficial ownership of these shares. Also includes 50,000 Class A Common Shares held by The Rosskamm Family Partnership with regard to which Mrs. Rosskamm has sole voting and dispositive control as the general partner.


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                                  SCHEDULE 13D

Item 1. Security and Issuer.

     (a)  Class A Common Shares, without par value
     (b)  Fabri-Centers of America, Inc.
          5555 Darrow Road
          Hudson, Ohio 44236

Item 2. Identity and Background

     (a)  Betty Rosskamm
     (b)  5555 Darrow Road
          Hudson, Ohio  44236
     (c) Mrs. Rosskamm is Senior Vice President and Secretary of Fabri-Centers of America, Inc. Mrs. Rosskamm also is a member of The Fabri-Centers of America, Inc. Board of Directors.
     (d)  Not Applicable
     (e)  Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

          Prior to Mr. Rosskamm's death, the majority of the Class A Common Shares beneficially owned by Mrs. Rosskamm had been acquired over a number of years and were generally purchased using personal funds. In connection with her husband's death, Mrs. Rosskamm became the beneficial owner of 622,353 Class A Common Shares by virtue of her status as executor of her husband's estate. Prior to becoming executor of her husband's estate, Mrs. Rosskamm had disclaimed beneficial ownership of these shares.

Item 4. In connection with her husband's death, Mrs. Rosskamm became the beneficial owner of 622,353 Class A Common Shares by virtue of Mrs. Rosskamm's status as executor of her husband's estate. Prior to becoming executor of her husband's estate, Mrs. Rosskamm had disclaimed beneficial ownership of these shares. On May 21, 1996, as executor of the estate, Mrs. Rosskamm sold 88,225 Class A Common Shares from the estate's holdings.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of Class A Common Shares beneficially owned by Mrs. Rosskamm is 785,813, which comprises 8.8% of the outstanding Class A Common Shares of Fabri-Centers of America, Inc. The number of Class A Common Shares reported includes 4,846 and 244 shares held, respectively, through the company stock and PAYSOP funds of the Fabri-Centers of America, Inc. Employees' Savings and Profit Sharing Plan as of March 31, 1996 and 50,000 Class A Common Shares held by The Rosskamm Family


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               Partnership, with regard to which Mrs. Rosskamm has sole voting and dispositive control as the general partner. Mrs. Rosskamm has no voting or dispositive control over the 2,541 and 289 Class A Common Shares held, respectively, through the company stock and PAYSOP funds of the Employees' Savings and Profit Sharing Plan on behalf of Martin Rosskamm and Mrs. Rosskamm disclaims beneficial ownership of these shares.

          (b) 785,813 Class A Common Shares -- sole power to vote or to direct the vote

               785,813 Class A Common Shares -- sole power to dispose or to direct the disposition

          (c) On May 21, 1996, as executor of the estate, Mrs. Rosskamm sold 88,225 Class A Common Shares from the estate's holdings. The Class A Common Shares were sold in market transactions on the New York Stock Exchange at a price per share of $13.25.

          (d)  Not Applicable

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None

Item 7.        Material to Be Filed as Exhibits.

               None


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 29, 1996                           /s/ Betty Rosskamm
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                                                     Betty Rosskamm